SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------




                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1933




                        DALLAS SEMICONDUCTOR CORPORATION
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             (Exact name of registrant as specified in its charter)

           DELAWARE                    1-10464                   75-1935715
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(State or other jurisdiction of    (Commission File Number)    (IRS Employer
incorporation or organization)                               Identification No.)



4401 South Beltwood Parkway, Dallas, Texas                        75244
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(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code  (972) 371-4000.

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

     Set forth below is the text of the Press Release dated January 29, 2001.

                                      Filed by Dallas Semiconductor Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Dallas Semiconductor Corporation
                                                     Comission File No. 1-10464



                                                              PRESS  INFORMATION
                                                          FOR IMMEDIATE  RELEASE
                                                              NASDAQ SYMBOL MXIM
                                                                  NYSE SYMBOL DS


Contact:               John F. Gifford, Chairman,
                       President and Chief Executive Officer
                       (408) 737-7600

                       Chao C. Mai
                       President and Chief Operating Officer
                       (972) 371-4000



                      MAXIM TO ACQUIRE DALLAS SEMICONDUCTOR

                     FOR APPROXIMATELY $2.5 BILLION IN STOCK

     SUNNYVALE, CA and DALLAS, TX - January 29, 2001 - Maxim Integrated Products, Inc. (Nasdaq: MXIM), and Dallas Semiconductor Corporation (NYSE: DS), today announced an agreement under which Maxim will acquire Dallas Semiconductor, a leading provider of specialty semiconductors. Based on Maxim's closing price on Friday, January 26, 2001, each outstanding share of Dallas Semiconductor would be exchanged for 0.6163 of a share of Maxim, and Maxim would issue approximately $2.5 billion of stock for all of the outstanding shares and stock options of Dallas Semiconductor. Under the agreement, the actual exchange ratio will be determined by a formula that is described below. This acquisition is anticipated to be completed during the second quarter of calendar 2001 and is subject to approval by Dallas Semiconductor's stockholders and compliance with applicable regulatory requirements. In addition, this transaction is intended to be accounted for as a pooling-of-interests and to qualify as a tax-free reorganization. Because of this, Maxim will be rescinding its existing common stock repurchase program prior to consummation of the transaction. Excluding one-time acquisition-related expenses, Maxim expects the acquisition to be slightly accretive in its fiscal 2001 results.

     "The synergy and growth opportunity of combining our organizations and product lines was apparent to both sides from the start of our discussions," said Jack Gifford, Chairman, President, and Chief Executive Officer of Maxim. "Dallas Semiconductor has many product lines that are complementary to Maxim's, and we look forward to giving more visibility to Dallas Semiconductor's excellent digital and mixed-signal circuits in both the domestic and the international marketplaces." Mr. Gifford added, "We believe that the cultures of the two companies are closely aligned in their focus on product proliferation and engineering innovation. Dallas Semiconductor has an extremely talented group of professionals, and there is no plan for a workforce reduction."

     Dr. Chao C. Mai, President and Chief Operating Officer of Dallas Semiconductor, commented: "We are excited about this transaction. After careful deliberation, emphasizing leadership, engineering, culture, and product line fit, we chose Maxim as the right partner. We share Maxim's strategic vision of the market and customer needs. We believe that Maxim's worldwide selling, applications, and marketing strengths should further enhance Dallas Semiconductor's revenue growth and gross margins."

         The exchange ratio will be determined by dividing a number of Maxim share equivalents by the number of outstanding Dallas Semiconductor share equivalents at closing (calculated using the treasury method). The number of Maxim share equivalents will range linearly from 40 million share equivalents (if Maxim's average closing price during a 10-day trading period ending two days prior to closing is $61 per share or more) to 42 million share equivalents (if Maxim's average closing price during the relevant trading period is $52 or less).

     Maxim and Dallas Semiconductor will host a conference call to discuss this acquisition today at 1 p.m. ET, 10:00 a.m. PT. The two numbers that may be used to access the call are (800) 406-5356 and (913) 981-5572.

     About Maxim

     Established in 1983, Maxim Integrated Products is a worldwide leader in design, development, and manufacture of linear and mixed-signal integrated circuits (ICs). Maxim's circuits "connect" the real world and digital world by detecting, measuring, amplifying, and converting real-world signals, such as temperature, pressure, or sound, into the digital signals necessary for computer processing.

     About Dallas Semiconductor

     Dallas Semiconductor manufactures specialty semiconductors focused in three areas: Communications, 1-Wire(R) and Network Computing, and Mixed Signal. The Company combines proprietary fab and circuit technologies to create innovative products that are sold to over 15,000 customers worldwide. Applications include battery management, broadband telecommunications, wireless handsets, cellular base stations, secure Internet communications, networking, servers, data storage, and a wide variety of industrial equipment.

                                       ***

     Except for the historical information contained herein, matters discussed in this release include forward looking statements that involve risks and uncertainties, including risks associated with acquisition, such as the risk that the closing conditions will not be satisfied, including the inability to obtain the approval of Dallas Semiconductor's stockholders, matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction, and the risk that the merger will not be consummated. Forward looking statements regarding the expected benefits of the transaction are subject to the following risks: that expected synergies will not be achieved, that the businesses will not be integrated successfully, that merger costs will be greater than expected, the inability to identify, develop, and achieve success for new products, services, and technologies, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with Dallas Semiconductor's partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Maxim's SEC reports, including the Form 10-K for its fiscal year ended June 24, 2000, and subsequent Form 10-Q and 8K filings and Dallas Semiconductor's SEC reports, including the Form 10-K for 1999, and subsequent Form 10-Q and 8K filings.

     Additional Information: Maxim plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Dallas Semiconductor expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

     The Registration Statement and the Proxy Statement/Prospectus will contain important information about Maxim, Dallas Semiconductor, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Maxim and Dallas Semiconductor file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, and other information filed by Maxim and Dallas Semiconductor at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Maxim's and Dallas Semiconductor's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The Registration Statement and Proxy Statement/Prospectus and these other documents may also be obtained for free from the parties.

     Maxim, Dallas Semiconductor, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Dallas Semiconductor in favor of the merger. The directors and executive officers of Maxim and their beneficial ownership of Maxim common stock are set forth in the proxy statement for the 2000 annual meeting of Maxim. The directors and executive officers of Dallas Semiconductor and their beneficial ownership of Dallas Semiconductor common stock are set forth in the proxy statement for the 2000 annual meeting of Dallas
Semiconductor. In addition, upon completion of the merger, M.D. Sampels, a director of Dallas Semiconductor, will become a director of Maxim, the directors and executive officers of Dallas Semiconductor own options to purchase shares of Dallas Semiconductor common stock which will become vested and exercisable in connection with the merger, and Maxim has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Dallas Semiconductor following the merger. Security holders of Dallas Semiconductor may obtain additional information regarding the interests of the foregoing people by reading the Proxy Statement/Prospectus when it becomes available.

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